September 18, 2008

Via EDGAR
Ms. Tabitha Akins
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	Royaltech Corp.
Item 4.01 Form 8-K
Filed September 15, 2008
File No. 000-52716

Dear Ms. Akins:

On behalf of Royaltech Corp. (the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 8-K filed September 15, 2008 (the “8-K”), File No. 000-52716. The Staff’s comments are set forth in a letter from Tabitha Akins, Staff Accountant, addressed to Chen Guocheng, Chief Financial Officer of the Company, dated September 16, 2008.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Item 4.01. Changes in Registrant’s Certifying Accountant

1.
We note you have engaged the accounting firm of GPKM LLP. Please revise your filing to refer to your former [sic] auditors as Goldman Parks Kurland Mohidin LLP instead of referring to them as “GPKM, LLP.”

As per the Staff’s request, we have revised the disclosure in our Current Report on Form 8-K/A to refer to our current auditors as Goldman Parks Kurland Mohidin LLP.

2.	Please amend your filing to specify whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

As per the Staff’s request, we have revised the disclosure in our Current Report on Form 8-K/A to disclose that the board of directors has approved the decision the decision to change accountants.

3.
Upon amending your filing, please include, an updated letter from your former accountants, Manning Elliot LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We have filed as an exhibit an updated letter from Manning Elliot LLP, dated September 18, 2008.

Should you have any questions, please contact me or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours, /s/ Brian Lee Brian Lee, Esq.

cc:	Lau San
Chen Guocheng